Writer's Direct Dial: (212) 835-1466
                        E-Mail Address: KotelI@dsmo.com


                                                               December 13, 2004

                                                               CONFIDENTIAL

Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 03-09
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Mr. Oscar M. Young, Jr., Senior Accountant

                              NovaDel Pharma Inc.--
  Current Report on Form 8-K (SEC File No. 001-32177; filed November 1, 2004);
                  Amendment No. 1 to Current Report on Form 8-K
                (SEC File No. 001-32177; filed November 3, 2004)


Dear Mr. Young:

                  We write on behalf of our client, NovaDel Pharma Inc., a Delaware corporation (the "Company"), in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter to the Company dated December 6, 2004 (the "Comment Letter"), regarding the above-referenced current report (the "Current Report"), and the above-referenced amendment thereto. For the convenience of the Staff, we have restated the contents of the Comment Letter and responded to the comments in the order set forth therein.

COMMENT 1. AS REQUIRED BY ITEM 4.02(B)(1) OF FORM 8-K, PLEASE DISCLOSE THE DATE ON WHICH YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ADVISED OR NOTIFIED YOU OF THE MATTER THAT YOU DISCLOSED AS WHY YOUR FINANCIAL STATEMENTS SHOULD NO LONGER BE RELIED UPON.

RESPONSE: Although not indicated in the Current Report as it should have been, the Current Report was in fact filed pursuant to Item 4.02(a) of Form 8-K, not
Item 4.02(b). By way of background, in connection with the preparation of the Company's Annual Report on Form 10-KSB for the fiscal year ended July 31, 2004 (the "Annual Report"), the Company, its new independent registered public accounting firm, J.H. Cohn LLP ("J.H. Cohn"), and its former independent registered public accounting firm, Wiss & Company, LLP ("Wiss"), had ongoing discussions in September and October 2004 regarding whether certain of the Company's issued and outstanding stock options might need to be subject to variable accounting treatment under applicable accounting standards, and, accordingly, whether previously unrecognized compensation expense might need to be recognized in the Company's previously issued financial statements under the Financial Accounting Standards Board's Interpretation 44, "Accounting for Certain Transactions involving Stock Compensation--an interpretation of APB Opinion No. 25" (Issue Date 3/00). On October 18, 2004, the Company, J.H. Cohn and Wiss met to further discuss this matter and it was agreed that all of the Company's outstanding stock options should be subject to variable accounting treatment and that the Company should perform a quantitative analysis of the impact of variable accounting treatment on such stock options under the applicable accounting literature to determine whether the new accounting treatment would require restatement of any of its previously issued financial statements under applicable accounting and legal rules.

                  As of October 20, 2004 and as of October 25, 2004 (the date of relevant meetings of the Company's Board of Directors), management of the Company had not completed its analysis of the impact of the variable accounting treatment. It did, however, present some preliminary information to the Board of Directors on such date. As the data and related analyses were not yet complete, the Board could not at that time determine whether changes would in fact be required to the financial statements issued subsequent to January 15, 2002, because it was not yet clear whether the changes would be material for any periods. The Board was, however, advised by management that if the impact were material to any previously reported period, a restatement and appropriate Commission filings would be required.

                  During this time, and recognizing the fact that the Annual Report was due to be filed on or before October 29, 2004, management of the Company decided that it should contact the Commission for guidance on the issue. Even with an extension request, it would be difficult for the Company to have finalized the Annual Report and deal with a restatement if ultimately determined to be necessary, on a timely basis. Accordingly, the Company authorized its counsel and J.H. Cohn to discuss the circumstances with the Staff of the Commission. Following discussions with the Staff, the Company sent a letter to the Staff on October 25, 2004, describing the then current situation with respect to the accounting issues and requesting that the Staff provide guidance regarding the Company's proposed method of effecting the restatement, if necessary.

                  Regardless of the lack of a definitive materiality determination and taking into account the guidance contained in the response letter dated Friday, October 29, 2004, from Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance of the Commission, the Company concluded that as a matter of prudence, it would be best to file a Current Report in order to disclose the current status to the public, which the Company did on Monday, November 1, 2004. Thereafter, the Company's management continued its analysis of the required adjustments with the Board, J.H. Cohn and Wiss. On November 1, 2004, the Audit Committee of the Board, concluded that the restated amounts in the financial statements were indeed material and that the Company should restate its results of operations for the fiscal years ended July 31, 2002 and July 31, 2003, and for each of the Company's interim quarterly periods for fiscal 2004, 2003 and 2002 since and including the fiscal quarter ended

January, 31, 2002. The Company then timely filed with the Commission its restated financial statements in the Annual Report on November 15, 2004.

                  The Company has provided the foregoing description in order to provide the Staff with further detail about the chronology of events leading to the filing of the Current Report. The Company wishes to note that it believes that no Item 4.02(b) filing was ever required because at no time prior to the time that the accounting adjustments were determined to be material was the Company advised by J.H. Cohn or Wiss that any previously issued financial statements or related audit reports or completed interim reviews should no longer be relied upon. Although Wiss and Cohn advised the Company that such restatements were possible, under applicable independence rules, they could not definitively quantify the impact themselves, and needed to await the Company's analysis of the impact and its preparation of the financial statements and underlying schedules that would evidence the actual accounting impact. Once that impact was completed and determined by the Company to be material, the Current Report had already been filed.

                  Accordingly, we respectfully submit that the Company has complied fully with its disclosure requirements under Item 4.02(a) of Form 8-K in connection with this matter, that Item 4.02(b) was not applicable under the circumstances, and respectfully request that you consider our request that the Company not be required to further amend the Current Report in response to this Comment.

COMMENT 2. PLEASE FILE A LETTER FROM YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ADDRESSING THE REVISED DISCLOSURES.

For the reasons set forth in Comment 1, we respectfully submit that this comment is not applicable. If the Staff desires, we would be happy to request that J.H. Cohn and Wiss submit letters to you on a supplemental basis to the effect that they agree with the Company's disclosures in this response letter.

                                       ***

                  Please note that the Company has authorized us to inform you that it acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                  Please do not hesitate to contact me ((212) 835-1466) or my colleague, Joseph R. Magnas ((212) 835-1497), should you wish to discuss this matter in any regard.


                                                             Very truly yours,


                                                             Ira L. Kotel

Enclosure

Copy to:
Gary A. Shangold, M.D.
Jean W. Frydman, Esq.
NovaDel Pharma Inc.
25 Minneakoning Road
Flemington, NJ 08822